霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

September 15, 2023

VIA EDGAR

Mr. Nicholas Nalbantian
Ms. Mara Ransom
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lixiang Education Holding Co., Ltd.

Registration Statement on Form F-1

Filed August 25, 2023

File No. 333-274209

Dear Mr. Nalbantian and Ms. Ransom,

On behalf of Lixiang Education Holding Co., Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) and certain exhibits via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), which reflects responses to the comments received from the staff (the “Staff”) of the SEC by the letter dated September 12, 2023 regarding the Company’s Registration Statement on Form F-1 filed with the SEC on August 25, 2023.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.   The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners
M Lin
O Chan
D Y C So
C J Dobby
M D R Parsons
N W O Tang
E I Low*
J P Kwan
S K S Li
L H S Leung
A J McGinty
L Davidson
A Croke
J E M Le itch
B A Phillips
T Liu

Counsel
A D E Cobden
J S F Yim
J Leung
D Lau
S Suen
J Cheng

Foreign Legal Consultants
S Tang
(New York, USA)
B Kostrzewa
(District of Columbia, USA)

*Notary Public

Cover Page

1.	Please revise your prospectus cover page and prospectus summary to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see comments 1-11 of the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, located at our web-site.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and prospectus summary of the Amendment No. 1.

Selling Shareholders, page 12

2.	Please revise to provide the information required by Item 507 of Regulation SK, specifically the name each such security holder, or explain why you do not believe such disclosure is necessary. For any entity that is a selling shareholder, please disclose the Item 507 information about any persons who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amendment No. 1.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Li Huang, partner at WWC, P.C. (“WWC”), by telephone at (650) 638-0808 or via email at huangli@wwccpa.com. WWC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.
Li Huang, Partner, WWC, P.C.